Exhibit 99.6

                               March 14, 2025

Assabet Valley Bancorp

Avidia Bank

42 Main Street

Hudson, Massachusetts 01749

Re:	Plan of Conversion

Assabet Valley Bancorp

Avidia Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion (the “Plan”) adopted by the Boards of Directors of Assabet Valley Bancorp (the “MHC”) and Avidia Bank (the “Bank”). The Plan provides for the conversion of the MHC into the capital stock form of organization (the “Conversion”). Pursuant to the Plan, a new Maryland stock holding company named Avidia Bancorp, Inc. (the “Company”) has been organized and will sell shares of common stock in a public offering. When the Conversion is completed, all of the capital stock of the Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive rights in a liquidation account maintained by the Company representing an amount equal to the MHC’s total equity as reflected in the latest statement of financial condition contained in the final Prospectus used in the Conversion. The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in the Bank. We further understand that the Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interest in the event of liquidation of the Bank (or the Company and the Bank).

In the unlikely event that either the Bank (or the Company and the Bank) were to liquidate after the Conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of the Bank, when the Company has insufficient assets (other than the stock of the Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and the Bank has positive net worth, the Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in the Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	www.rpfinancial.com
E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

March 14, 2025

Based upon our review of the Plan and our observation that the liquidation rights become payable only upon the unlikely event of the liquidation (including a liquidation of the Bank or the Bank and the Company in a purchase and assumption transaction with a credit union acquiror) of the Bank (or the Company and the Bank), that liquidation rights in the Company automatically transfer to the Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, and that after two years from the date of conversion and upon written request of the FRB and the Commissioner of Banks, the Company will transfer the liquidation account and depositors’ interest in such account to the Bank and the liquidation account shall thereupon become the liquidation account of the Bank, no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Avidia Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets and does not have any economic value at the time of the transactions contemplated in the first and second paragraphs on the prior page. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,
RP® Financial, LC.